                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   October, 2001
                                          ----------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed: BLOCKLISTING SIX-MONTHLY RETURN
                               -------------------------------


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AMVESCAP PLC
218769
IMMEDIATE RELEASE   19 OCTOBER 2001
PLEASE CONFIRM RELEASE
ANGELA TULLY    TEL: 020 7454 3652


                        BLOCKLISTING SIX-MONTHLY RETURN

               PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

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1.   NAME OF COMPANY:              AMVESCAP PLC
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2.   NAME OF SCHEME:               AMVESCAP PLC SHARESAVE
-------------------------------------------------------------------------------
3.   PERIOD OF RETURN              FROM: 11 APRIL 2001 TO 10 OCTOBER 2001
-------------------------------------------------------------------------------
4.   NUMBER AND CLASS OF           964,881 ORDINARY SHARES OF 25P EACH
     SHARE(S) (AMOUNT OF
     STOCK/DEBT SECURITY)
     NOT ISSUED UNDER
     SCHEME
-------------------------------------------------------------------------------
5.   NUMBER OF SHARES              3,800 ORDINARY SHARES OF 25P EACH
     ISSUED/ALLOTTED
     UNDER SCHEME DURING
     PERIOD
-------------------------------------------------------------------------------
6.   BALANCE UNDER SCHEME          961,081 ORDINARY SHARES OF 25P EACH
     NOT YET ISSUED/
     ALLOTTED AT END OF
     PERIOD
-------------------------------------------------------------------------------
7.   NUMBER AND CLASS OF           2,527,243 ORDINARY SHARES OF 25P EACH
     SHARE(S) (AMOUNT OF           LISTED ON 11 OCTOBER 2000
     STOCK/DEBT SECURITIES)
     ORIGINALLY LISTED AND
     THE DATE OF ADMISSION
-------------------------------------------------------------------------------
PLEASE CONFIRM TOTAL NUMBER        782,825,939 ORDINARY SHARES OF 25P EACH
OF SHARES IN ISSUE AT THE
END OF THE PERIOD IN ORDER
FOR US TO UPDATE OUR
RECORDS
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CONTACT FOR QUERIES:               ANGELA TULLY
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NAME:                              ANGELA TULLY - ASSISTANT COMPANY SECRETARY

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TELEPHONE:                         020 7454 3652
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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 19 October, 2001                      By /s/ ANGELA TULLY
     --------------------                    -----------------------
                                                 (Signature)

                                              Angela Tully
                                              Assistant Company Secretary